UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February 2017

Commission File Number: 001-35976

Luxoft Holding, Inc

(Translation of registrant’s name into English)

Gubelstrasse 24
6300 Zug, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On February 14, 2017, Luxoft Holding, Inc (the “Company”) issued a press release entitled “Luxoft Holding, Inc Reports Results for Three and Nine Months Ended December 31, 2016.” A copy of this press release is furnished as Exhibit 99.1 herewith.

The Company also announced the resignation of its Chief Financial Officer, Mr. Roman Yakushkin, effective March 31, 2017.  Mr. Yakushkin’s decision to resign is not the result of any claim against or dispute with the Company. Mr. Evgeny Fetisov will be appointed as the Chief Financial Officer of the Company effective as of the same date.  Mr. Yakushkin will continue to assist the Company as a consultant to facilitate a smooth transition and to continue to serve as one of the Managing Directors of Luxoft Global Operations GmbH.

Evgeny Fetisov, 42, agreed to join the Company as the Chief Financial Officer effective March 31, 2017.  Prior to that, Mr. Fetisov served as the Chief Financial Officer and a management board member at the Moscow Exchange MICEX-RTS since 2013, where he led several successful major corporate M&A transactions and was responsible for overseeing the finance, investor relations, procurement and administrative functions.  Between 2007 and 2013, Mr. Fetisov served as a managing director and partner at Da Vinci Capital Management, an independent investment manager focusing on mid-market private equity investments in Russia and other Eurasian Economic Union countries. Between 2003 and 2007, Mr. Fetisov served as the deputy Chief Executive Officer at New Square, a real estate company.  Between 2001 and 2003, he served as a consultant at McKinsey and Company; prior to that, between 2000 and 2001, he served as a Trader and Marketing Officer, Treasury at Citibank. Mr. Fetisov served as a board member at RTS Stock Exchange from 2009 to 2011 and at B2B-Center during 2012; he also served as a member of the Corporate Governance Committee, Remuneration Committee and the Strategy Committee at MICEX-RTS at various times between 2009 and 2013.  Mr. Fetisov was ranked as a top CFO in Financial Services by Kommersant TOP-1000 in 2014-2016 and as top CFO for Investor Relations by Extel in 2015.  Mr. Fetisov received a university degree in international economics from the Finance Academy under the Government of the Russian Federation.  He also completed Advanced Management Program at Harvard Business School.

Other than as indicated below, the information in this Form 6-K (including in Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

The GAAP financial information included in the press release attached as Exhibit 99.1 to this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form S-8, File Nos. 333-208962, 333-200679 and 333-190301 and to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description
99.1	Press release dated February 14, 2017, titled “Luxoft Holding, Inc Reports Results for Three and Nine Months Ended December 31, 2016.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOFT HOLDING, INC

Date: February 14, 2017	By:	/s/ Dmitry Loshchinin
		Name:	Dmitry Loshchinin
		Title:	Chief Executive Officer